[AMGEN LETTERHEAD]

February 14, 2005

Via EDGAR and Federal Express

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Michael Pressman

Re:	Amgen Inc.
Schedule TO filed January 31, 2005
File No. 5-34640

Ladies and Gentlemen:

We have electronically filed with the Securities and Exchange Commission Amendment No. 1 to the above-referenced Schedule TO.

The changes reflected in Amendment No. 1 are being made in response to the comments of the Staff of the Commission set forth in its comment letter dated February 10, 2005.

Set forth below are our responses to the comments raised in the comment letter. For your convenience, we have provided each of the numbered comments (in italics) followed by the response. We have also sent to you a paper copy of this letter and copies of Amendment No. 1 (including a document marked to show changes). References to Sections and Page numbers in this letter are to the Sections and Pages of Amendment No. 1. (marked copy).

2. Information Concerning the Securities

1.

We note your statement in Section 2.1 that “you will not extend the period Holders have to accept the Put Options unless required to do so by the Federal Securities laws.” Revise to provide a discussion relating to your obligation to extend the offer in the event there is a material change in the information set forth in the offering materials. For example, disclose that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change.

We have revised the disclosure in Section 2.1 on Page 4 as requested by the Staff’s Comment.

2.	We note your discussions in sections 2.5 and 2.6 relating to the Company’s redemption of the LYONs at the option of the security holder. Advise us what consideration, if any, has been given to the applicability of the tender offer rules with respect to the redemption described in these sections.

Since the redemption referred to in Section 2.5 is a redemption at Amgen’s option, it would be exempt from Rule 13e-4 by Rule 13e-4(h)(1). In the event of a repurchase at the option of the holders due to a change in control of Amgen (referred to in Section 2.6), Amgen is obligated to comply with all laws applicable to the tender offer resulting therefrom, including Rule 13e-4 and Regulation 14E under the Securities Exchange Act of 1934, as amended. We have added this disclosure to Section 2.6 on Page 6.

3.	Revise the discussion under section 2.7 to disclose the aggregate amount of indebtedness of the Company to which the LYONs are subordinated and indicate the amount of a additional senior debt that the Company can incur in the future. Similarly revise to discuss the Guarantor’s indebtedness.

Amgen’s subsidiaries do not currently have any indebtedness. However, we have expanded the disclosure in Section 2.7 on Page 6 to provide further detail about the type of obligations to which holders of the Securities are subordinated. Similarly, Amgen does not currently have any secured indebtedness, but we have revised the disclosure in Section 2.7 on Page 6 to state that such indebtedness may be incurred in the future. The Securities are not guaranteed.

3.2 Agreement to be Bound by the terms of the Put Option

4.	Please expand the first bullet point to detail the terms and conditions to which you refer.

We have revised the disclosure to clarify that the terms and conditions referred to are those set forth in the Company Notice (only that the purchase is lawful and the applicable tender procedures are complied with). See Section 3.2 on Page 8 (seventh bullet point).

5.	Subpart (ii) of the fourth bullet point appears to be an inappropriate limitation on legal remedies available to security holders. Please revise or advise.

We have deleted the disclosure. See Page 7.

6.

In the seventh bullet point you state that securities will be purchased “subject to the terms and conditions of the Indenture, the Securities, the Company Notice, and related notice materials, as amended and supplemented from time to time.” On page 2, however, you state that the purchase of “validly surrendered securities is not subject to any condition other than such purchase being lawful.” Please expand your disclosure to provide a complete discussion of all conditions to the offer, including those imposed by the indenture and other materials. Make clear that all conditions to the purchase pursuant to the Put Option must be satisfied or waived before the expiration of the offer.

We have revised the disclosure to clarify that the terms and conditions referred are the tender procedures required to effect the tender. See Pages 2, 4 and 7.

4.1 Right of Withdrawal

7.	Your disclosure states that security holders must comply with the withdrawal procedures of the DTC. Please provide a complete discussion of the DTC’s withdrawal procedures. See Item 1004(a)(1)(vii) of Regulation MA. In addition, please disclose that any puts you have not accepted for exchange by the fortieth business day after commencement may be withdrawn. See Rule 13e-4(f)(2)(ii).

We have revised the disclosure in Section 4 on Page 9 as requested by the Staff’s Comment. We have also disclosed that Holders may contact the Paying Agent for questions or assistance regarding the Put Option and have specified that such assistance includes the procedures for tender and withdrawal. See the final “Q&A” on Page 3.

Material United States Tax Considerations

8.	Please eliminate the statements indicating that the discussion covers “certain” tax consequences. Your discussion should discuss all material tax consequences.

We have revised the disclosure in Section 10 on Page 11 as requested by the Staff’s Comment.

Additional Information

9.	In the third bullet point, you attempt to incorporate by reference any future documents filed from the date of this offer until it is completed. Schedule TO, however, does not permit such “forward” incorporation by reference. If the information provided to security holders in the offering document materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

Amgen believes that directing the Holders to its publicly available filings serves a valuable disclosure interest. However, Amgen recognizes that “forward” incorporation by reference is not permitted by the Schedule and has added language advising the Holders that the Schedule TO will be amended, and the new information disseminated, in the event of a material change. See Page 15.

Exhibits

10.	We are unable to locate the letter of transmittal required by Item 1016(a)(1) of Regulation M-A. Please advise.

There is no Letter of Transmittal for the Put Option. The trustee for the Securities has informed Amgen that all custodians and beneficial holders of the Securities hold the Securities through the facilities of The Depository Trust Company and that there are no certificated Securities in non-global form. Accordingly, the Put Option is being facilitated exclusively through the electronic delivery systems of The Depository Trust Company. See the last paragraph of the cover to the Company Notice and the instructions for surrender and withdrawal on Pages 2, 6 (Section 3.1), 8 (Section 3.3) and 9 (Section 4).

In connection with this response, Amgen acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (805) 477-0820 or our outside counsel, Tracy Edmonson (415-395-8010) or John Huber (202-637-2242), of Latham & Watkins LLP, if you have any questions or would like to discuss any of the matters set forth in this letter.

Very truly yours,

/s/ Mark Schlossberg
Mark Schlossberg

cc:	David J. Scott, Amgen

Ellen Gams, Amgen

Larry Furst, Amgen

John J. Huber, Latham & Watkins LLP

Tracy K. Edmonson, Latham & Watkins LLP